Exhibit (a)(6)
Press Release

FOR IMMEDIATE RELEASE
DOLLAR THRIFTY SENDS LETTER TO HERTZ AND AVIS
ADVISING OF INTENT TO SOLICIT BEST AND FINAL PROPOSALS
TULSA, Okla., August 21, 2011 — Dollar Thrifty Automotive Group, Inc. (NYSE: DTG) today announced that it has sent a letter to Hertz Global Holdings, Inc. (NYSE: HTZ) and Avis Budget Group, Inc. (NYSE: CAR) advising them of Dollar Thrifty’s intention to solicit for submission in early October 2011 best and final definitive proposals regarding a potential business combination with Dollar Thrifty.
Scott L. Thompson, President and CEO, said, “While the Company continues to cooperate with Hertz and Avis with respect to their regulatory reviews, in light of the progress that has been made, we believe it is now appropriate to establish a more definitive timeline to determine if, and on what terms, a transaction could be achieved. Dollar Thrifty is performing well from an operational and financial perspective, and as part of this process, the Board will consider all options and make a determination that is in the best interests of Dollar Thrifty and its shareholders.”
The full text of the letter sent to Hertz and Avis follows:
August 21, 2011
Mr. Ronald L. Nelson
Chairman and Chief Executive Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054
Mr. Mark P. Frissora
Chairman of the Board and Chief Executive Officer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656
Dear Ron and Mark:
As you are aware, Dollar Thrifty has worked cooperatively with each of Avis Budget and Hertz for many months in an effort to obtain antitrust regulatory clearance for a possible business combination transaction. We understand that these efforts have been fruitful, and believe that each of Avis Budget and

Hertz is well positioned to complete the regulatory process in a manner that would permit a combination to be completed with limited economic impact. We appreciate the efforts made by each of your companies as well as your continued interest in Dollar Thrifty.
In light of the regulatory progress that has been made, we believe that it is time to ascertain whether a transaction can be accomplished with Avis Budget, Hertz or another party on terms that our Board of Directors determines are in the best interests of Dollar Thrifty and its shareholders. Accordingly, our Board has determined that it will solicit best and final definitive proposals for submission in early October. Based on the results of this process, we will consider what actions would be in the best interests of Dollar Thrifty and its shareholders. While the details of our process will be furnished separately by our financial advisors in the coming days, I wanted to provide each of you with advance notice in order to give your companies ample preparatory time in which to complete your regulatory efforts. As you can appreciate, in view of the unprecedented opportunity that each of Avis Budget and Hertz has had to assess and mitigate in advance the antitrust regulatory risks of a transaction with Dollar Thrifty, any proposal that requires our shareholders to assume any portion of such risk is unlikely to be acceptable to our Board or shareholders.
Please do not hesitate to let me know if there are any questions.
Very truly yours,
DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

Scott L. Thompson
President and Chief Executive Officer
J.P. Morgan Securities LLC and Goldman Sachs & Co. are acting as financial advisors to Dollar Thrifty and Cleary Gottlieb Steen & Hamilton LLP is acting as Dollar Thrifty’s legal counsel.
Important Information for Investors and Stockholders
This document is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. Hertz Global Holdings, Inc.’s exchange offer for Dollar Thrifty common stock is made pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Hertz filed with the SEC on a Tender Offer Statement on Schedule TO. In addition, Dollar Thrifty Automotive Group, Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the exchange offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement, each as may be amended from time to time, contain important information that should be read carefully before any decision is made with respect to the exchange offer. Those materials may be obtained free of charge from Georgeson, Inc., Dollar Thrifty Automotive Group, Inc’s information agent for the exchange offer, toll-free at (866) 767-8986 (international (212) 806-6859). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.
Forward Looking Statements
Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of DTG and are subject to a number of risks,

uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz or Avis Budget may be unable to obtain required regulatory approvals or may be required to accept conditions that could reduce the anticipated benefits of their respective proposed transactions as a condition to obtaining regulatory approvals; (2) DTG stockholders may not tender a sufficient number of shares into the Hertz exchange offer or Hertz may otherwise be unable to consummate its proposed exchange offer or any transaction with DTG; (3) there is no assurance that Avis Budget will enter into a merger agreement with DTG or that any transaction with Avis Budget will be consummated; (4) the length of time necessary to consummate a transaction with either Hertz or Avis Budget may be longer than anticipated; (5) problems may arise in successfully integrating the businesses of Hertz and DTG or Avis Budget and DTG and Hertz or Avis Budget may not realize its anticipated synergies and other benefits following their respective proposed transaction; (6) either proposed transaction may involve unexpected costs; (7) the DTG, Hertz and Avis Budget businesses may suffer as a result of uncertainty surrounding the proposed transactions. Additional risks, uncertainties and assumptions affecting the businesses of each of DTG, Hertz and Avis Budget can be found in their respective filings with the SEC. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by DTG, Hertz and Avis Budget. DTG assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.
About Dollar Thrifty Automotive Group, Inc.
Dollar Thrifty Automotive Group, Inc. is headquartered in Tulsa, Oklahoma. Driven by the mission “Value Every Time,” the Company’s brands, Dollar Rent A Car and Thrifty Car Rental, serve value-conscious travelers in over 80 countries. Dollar and Thrifty have over 600 corporate and franchised locations in the United States and Canada, operating in virtually all of the top U.S. and Canadian airport markets. The Company’s approximately 6,000 employees are located mainly in North America, but global service capabilities exist through an expanding international franchise network. For additional information, visit www.dtag.com or the brand sites at www.dollar.com and www.thrifty.com.
Contacts:
Financial:
H. Clifford Buster III
Chief Financial Officer
(918) 669-3277
Media:
David Reno/Stephanie Pillersdorf
Sard Verbinnen & Co
(212) 687-8080
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